

Mail Stop 4631

November 22, 2017

<u>Via E-mail</u>
R. Alan Palmer
Chief Financial Officer
Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303

>   **Re: Construction Partners, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 17, 2017**
>   **CIK No. 1718227**

Dear Mr. Palmer:

Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. In particular, please provide updated financial statements as of and for the year ended September 30, 2017. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

You may submit a substantive amendment to correct the deficiencies.   Please contact me at (202) 551-3754 with any questions.

Sincerely,

/s/Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Barrett Bruce
       Garrett DeVries, Esq.
       Sean Gurgle, Esq.